UNITED STATES
	                                 SECURITIES AND EXCHANGE COMMISSION
                                                        	Washington, D.C. 20549

                                                             FORM 12B-25

	                                             NOTIFICATION OF LATE FILING


(Check One):	( ) Form 10-K	( ) Form 20-F	( ) Form 11-K	(X) Form 10-Q
             	( ) Form N-SAR


	For  Period Ended:  September 30, 1995

	( )	Transition Report on Form 10-K
	( )	Transition Report on Form 20-F
	( )	Transition Report on Form 11-K
	( )	Transition Report on Form 10-Q
	( )	Transition Report on Form N-SAR
	For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information


Full Name of Registrant

Boston Financial Apartments Associates, L.P.

Former Name of Applicable

N/A

Address of Principal Executive Office (Street and Number)

101 Arch Street, 16th Floor

City, State, and Zip Code

Boston, MA  02110-1106

Part II - Rules 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate)



[  ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]	(c)	The accountant's statement or other exhibit required by rule
 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q or Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Partnership was unable to finish compiling the financial data necessary to file complete and accurate financial statements.

PART IV - OTHER INFORMATION


(1)	Name and telephone number of person or contact in regard to this notification

	Ms. Patricia A. Olsen, CPA	(617)	772-9528

		(Name)	(Area Code)	(Telephone Number)


(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
 is no, identify reports(s)	(X) Yes     ( ) No


(3)	Is it anticipated  that any significant change in results of operations from the corresponding for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Boston Financial Apartments Associates, L.P.

(Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:	November 13, 1995	By	/s/Fred N. Pratt, Jr.
	                            		Fred N. Pratt, Jr.
		                            	President, Chief Executive Officer and
			                           Director


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
 Violations (See 18 U.S.C. 1001)


GENERAL INSTRUCTIONS


1.	This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General
   Rules and Regulations under the Securities Exchange Act of 1934.
2.	One original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
 General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and the amendments thereto shall be field with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter)